UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: January 31, 2012

Makita Corporation

Consolidated Financial Results

for the nine months

ended December 31, 2011

(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”

originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011 (Unaudited)

January 31, 2012

Makita Corporation

Stock code: 6586

URL: http://www.makita.co.jp/

Masahiko Goto, President, Representative Director & CEO

1. Summary operating results of the nine months ended December 31, 2011 (From April 1, 2011 to December 31, 2011)

(1) CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the nine months ended December 31, 2010		For the nine months ended December 31, 2011
		%		%
Net sales	204,569	12.5	223,673	9.3
Operating income	32,828	39.5	38,557	17.5
Income before income taxes	32,401	22.7	36,012	11.1
Net income attributable to Makita Corporation	23,134	36.8	24,712	6.8
Comprehensive income (loss)	2,774	(84.9)	3,661	32.0

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	167.93		179.47

Notes:

1.	Amounts of less than one million yen have been rounded.
2.

The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income attributable to Makita Corporation, and comprehensive income (loss) against the corresponding period of the previous year.

(2) SELECTED CONSOLIDATED FINANCIAL POSITION

	Yen (millions)
	As of March 31, 2011	As of December 31, 2011
Total assets	372,507	356,709
Total equity	309,678	301,319
Total Makita Corporation shareholders’ equity	307,149	299,091
Total Makita Corporation shareholders’ equity ratio to total assets (%)	82.5%	83.8%

	Yen
Total Makita Corporation shareholders’ equity per share	2,229.63	2,188.72

2. Dividend Information
	Yen
	For the year ended March 31, 2011	For the year ending March 31, 2012
Cash dividend per share:
Interim	15.00	15.00
Year-end	51.00	(Note	)
Total	66.00	(Note	)

Note:

1.	The forecast for cash dividend announced on April 28, 2011 has not been revised.
2.

The projected amount of dividends for the year ending March 31, 2012 has not been determined yet. For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters”.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Consolidated Financial Performance Forecasts for the year ending March 31, 2012 (From April 1, 2011 to March 31, 2012)

	Yen (millions)
	For the year ending March 31, 2012
		%
Net sales	287,000	5.3
Operating income	46,500	11.0
Income before income taxes	44,000	3.0
Net income attributable to Makita Corporation	30,000	0.3

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	219.54

Note:

The consolidated financial forecasts announced on October 31, 2011 for the year ending March 31, 2012 have been revised.

4. Others

     (Refer to [Qualitative Information and Financial Statements] Section 2 “Others” on page 4.)

(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements: Yes

(3)	Changes in accounting principles: None

(4)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of December 31, 2011:	140,008,760
	As of March 31, 2011:	140,008,760
2. Number of treasury stock:	As of December 31, 2011:	3,357,587
	As of March 31, 2011:	2,251,061
3. Average number of shares outstanding:	For the nine months ended December 31, 2011:	137,692,624
	For the nine months ended December 31, 2010:	137,759,739

Information regarding quarterly review

This consolidated financial results report is not subject to a quarterly review stipulated under the Financial Instruments and Exchange Act. As of the release date of this document, the quarterly review under the Financial Instruments and Exchange Act has not been completed.

Explanation regarding proper use of business forecasts, and other significant matters

Regarding the assumptions for the forecasts and other matters, refer to [Qualitative Information and Financial Statements] Section 1.(3) “Qualitative Information on Consolidated Financial Performance Forecasts” on page 4. The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.

Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments.

The Board of Directors plans to meet in April 2012 for a report on earnings for the year ending March 31, 2012. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income attributable to Makita Corporation. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2012.

The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income attributable to Makita Corporation per share (after adjustments for special circumstances) and multiplied by 100.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

[Qualitative Information and Financial Statements]

1. Qualitative Information for nine months ended December 31, 2011.

(1) Qualitative Information on Consolidated Operating Results

During the nine months (the “period”) ended December 31, 2011, the economy in Western Europe, which was on a recovery trend, lost momentum due to the effects of financial crisis. In the United States, the housing market remained sluggish and consumer spending hit plateau. In Asia and Central and South America, there were signs of a slowdown in economic growth because of a tight credit policy to curb inflation. In Japan, the economic recovery was anemic due to the effects of the yen’s unprecedented appreciation against the Euro and the U.S. dollar and floods in Thailand, though production and consumption, which dropped after the Great East Japan Earthquake, gradually recovered.

Our consolidated net sales for this period increased by 9.3% to 223,673 million yen. This was because of the rollout of attractive new products as well as the success in expanding sales by making the most of our sales and service structures that have always been our strong point, although the yen’s appreciation against other major currencies resulted in a decline in our overseas sales, combined with the sluggish housing market in developed countries. In terms of incomes, our operating income increased by 17.5% to 38,557 million yen (operating income ratio 17.2%) compared to the same period of the previous year because of an increase in sales. Meanwhile, income before income taxes showed a modest increase of 11.1% from the previous year to 36,012 million yen (income before income taxes ratio 16.1%) and net income attributable to Makita Corporation increased only by 6.8% from the previous year to 24,712 million yen (net income attributable to Makita Corporation ratio 11.0%) because of exchange loss amounting to 2,852 million yen resulting from drastic exchange rate fluctuations and because of realized losses on securities amounting to 643 million yen resulting from a fall in stock prices.

Net sales by region are as follows:

Net sales in Japan increased by 15.3% to 38,551 million yen compared to the same period of the previous year because of steady sales of lithium-ion battery products, the best lineup in the industry, and an increased demand resulting from post-quake restoration and reconstruction efforts.

Net sales in Europe increased by 8.3% to 93,666 million yen due to active demand in Russia, even though the growth of demand slowed down in Western Europe.

Net sales in North America decreased by 2.0% to 28,189 million yen because sales suffered a decline in value due to the yen’s appreciation, even though strong sales, primarily lithium-ion battery products, continued amid a slumping U.S. housing market.

Net sales in Asia increased by 11.6% to 19,813 million yen as strong demand continued in Southeast Asian countries, even though China’s tight credit policy and Thailand’s flooding affected our sales.

Net sales in Central and South America and Oceania grew substantially. Net sales in Central and South America increased by 19.4% to 18,117 million yen as demand continued to be steady, while net sales in Oceania increased by 17.3% to 14,039 million yen as the economy remained robust. Net sales in the Middle East and Africa increased only by 2.7% to 11,298 million yen because their economic activities continued to be stagnated due to political uncertainties.

(2) Qualitative Information on Consolidated Financial Position

Total assets as of December 31, 2011 decreased by 15,798 million yen to 356,709 million yen compared to the balance as of March 31, 2011. The main reason is a decrease in value of the assets held by Makita’s overseas subsidiaries due to the yen’s appreciation and a decrease in “Cash and cash equivalents”, “Time deposits”, and “Short-term investments” that resulted from payment of dividends and other expenditures, even though “Inventories” increased thanks to production increase.

Total liabilities as of December 31, 2011 decreased by 7,439 million yen to 55,390 million yen compared to the balance as of March 31, 2011. This decrease was mainly due to the decrease in “Trade notes and accounts payable”.

Total equity as of December 31, 2011 decreased by 8,359 million yen to 301,319 million yen compared to the balance as of March 31, 2011. This decrease was mainly attributable to the increase in “Accumulated other comprehensive loss” due to a change in foreign currency translation adjustment because of the stronger yen against other currencies compared with that as of March 31, 2011, and purchases of the treasury stock.

3
English translation of “KESSAN TANSHIN” originally issued in Japanese

(3) Qualitative Information on Consolidated Financial Performance Forecasts

The consolidated financial forecasts for the year ending March 31, 2012 have been revised, because consolidated financial results for the first nine-month period of the fiscal 2012 (April 1, 2011 to March 31, 2012) exceeded the initial forecasts, though the global economy seems to be slowing down and the yen appreciates further in the fourth quarter of the current fiscal.

Revised Forecasts for consolidated performance during the fiscal 2012 (From April 1, 2011 to March 31, 2012)

	Yen (millions)				Yen
	Net sales	Operating income	Income before income taxes	Net income attributable to Makita Corporation	Earning per share (Basic) Net income attributable to Makita Corporation common shareholders
Outlook announced previously (A)	285,000	44,500	41,900	29,100	211.25
Revised forecasts (B)	287,000	46,500	44,000	30,000	219.54
Changes (B-A)	2,000	2,000	2,100	900	—
Percentage revision	0.7%	4.5%	5.0%	3.1%	—

Actual results for the previous year ended March 31, 2011	272,630	41,909	42,730	29,905	217.08

The above forecasts are based on the assumption of exchange rates of 76 yen to the U.S. dollar and 95 yen to the euro for the three months period ending March 31, 2012 (78 yen to the U.S. dollar and 107 yen to the euro for the year ending March 31, 2012).

(Reference) Our previous exchange rates that we announced on October 31, 2011 were 77 yen to the U.S. dollar and 102 yen to the euro for the six months period ending March 31, 2012, and were 78 yen to the U.S. dollar and 108 yen to the euro for the year ending March 31, 2012.

The above forecasts are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.

2. Others

(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:

With regard to the income tax expenses, Makita Corporation computes interim income tax expense by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes for the reporting period.

(3)	Changes in accounting principles, procedures and presentations: None

4
English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Consolidated Financial Statements (Unaudited)

(1) Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2011		As of December 31, 2011
	Composition ratio		Composition ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	51,833		44,728
Time deposits	15,719		9,689
Short-term investments	33,555		26,933
Trade receivables-
Notes	1,914		1,912
Accounts	46,785		41,457
Less- Allowance for doubtful receivables	(935)		(759)
Inventories	110,595		117,945
Deferred income taxes	6,039		5,503
Prepaid expenses and other current assets	9,990		9,888

Total current assets	275,495	74.0%	257,296	72.1%

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	20,065		20,075
Buildings and improvements	72,201		70,695
Machinery and equipment	73,195		73,014
Construction in progress	1,369		4,978

	166,830		168,762
Less- Accumulated depreciation	(94,792)		(95,088)

Total net property, plant and equipment	72,038	19.3%	73,674	20.7%

INVESTMENTS AND OTHER ASSETS:
Investments	17,069		16,709
Goodwill	721		721
Other intangible assets, net	4,595		4,565
Deferred income taxes	1,403		1,484
Other assets	1,186		2,260

Total investments and other assets	24,974	6.7%	25,739	7.2%

Total assets	372,507	100.0%	356,709	100.0%

5
English translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2011		As of December 31, 2011
	Composition ratio		Composition ratio
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	868		2,973
Trade notes and accounts payable	25,691		19,539
Other payables	4,386		5,594
Accrued expenses	6,125		6,283
Accrued payroll	7,543		5,774
Income taxes payable	4,317		3,692
Deferred income taxes	112		80
Other current liabilities	7,183		5,473

Total current liabilities	56,225	15.1%	49,408	13.8%

LONG-TERM LIABILITIES:
Long-term indebtedness	19		13
Accrued retirement and termination benefits	3,128		2,772
Deferred income taxes	746		643
Other liabilities	2,711		2,554

Total long-term liabilities	6,604	1.8%	5,982	1.7%

Total liabilities	62,829	16.9%	55,390	15.5%

EQUITY
MAKITA CORPORATION SHAREHOLDERS’
EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,420		45,421
Legal reserve	5,669		5,669
Retained earnings	293,532		309,152
Accumulated other comprehensive income (loss)	(54,824)		(75,724)
Treasury stock, at cost	(6,453)		(9,232)

Total Makita Corporation shareholders’ equity	307,149	82.5%	299,091	83.8%

NONCONTROLLING INTEREST	2,529	0.6%	2,228	0.7%

Total equity	309,678	83.1%	301,319	84.5%

Total liabilities and equity	372,507	100.0%	356,709	100.0%

	As of March 31, 2011	As of December 31, 2011
Total number of shares authorized	496,000,000	496,000,000
Number of shares issued	140,008,760	140,008,760
Number of shares issued (excluding treasury stock)	137,757,699	136,651,173
Number of treasury stock	2,251,061	3,357,587

6
English translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Consolidated Statements of Income

	Yen (millions)
	For the nine months ended December 31, 2010		For the nine months ended December 31, 2011
	Composition ratio		Composition ratio
NET SALES	204,569	100.0%	223,673	100.0%
Cost of sales	125,936	61.6%	135,329	60.5%

GROSS PROFIT	78,633	38.4%	88,344	39.5%
Selling, general, administrative and others, net	45,805	22.4%	49,787	22.3%

OPERATING INCOME	32,828	16.0%	38,557	17.2%

OTHER INCOME (EXPENSES):
Interest and dividend income	1,019		1,127
Interest expense	(26)		(177)
Exchange gains (losses) on foreign currency transactions, net	(1,405)		(2,852)
Realized gains (losses) on securities, net	(15)		(643)

Total	(427)	(0.2)%	(2,545)	(1.1)%

INCOME BEFORE INCOME TAXES	32,401	15.8%	36,012	16.1%

PROVISION FOR INCOME TAXES:
Current	8,161		10,270
Deferred	805		821

Total	8,966	4.3%	11,091	5.0%

NET INCOME	23,435	11.5%	24,921	11.1%
Less: Net income attributable to the noncontrolling interest	(301)	(0.2)%	(209)	(0.1)%

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	23,134	11.3%	24,712	11.0%

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English translation of “KESSAN TANSHIN” originally issued in Japanese

(3) Consolidated Statements of Changes in Equity & Comprehensive Income (Loss)

Yen (millions)

	For the nine months ended December 31, 2010
	Makita Corporation shareholders’ equity								Comprehensive income (loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non- controlling interest	Total
Beginning balance	23,805	45,420	5,669	270,790	(42,032)	(6,445)	2,466	299,673
Purchases and disposal of treasury stock, net						(6)		(6)
Cash dividends				(7,163)			(136)	(7,299)
Comprehensive income (loss)
Net income				23,134			301	23,435	23,134	301	23,435
Foreign currency translation adjustment					(19,551)		(346)	(19,897)	(19,551)	(346)	(19,897)
Unrealized holding gains (losses) on available-for-sale securities					(817)			(817)	(817)		(817)
Pension liability adjustment					53			53	53		53
Total comprehensive income (loss)									2,819	(45)	2,774
Ending balance	23,805	45,420	5,669	286,761	(62,347)	(6,451)	2,285	295,142

Yen (millions)
	For the nine months ended December 31, 2011
	Makita Corporation shareholders’ equity								Comprehensive income (loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non- controlling interest	Total
Beginning balance	23,805	45,420	5,669	293,532	(54,824)	(6,453)	2,529	309,678
Purchases and disposal of treasury stock, net		1				(2,779)		(2,778)
Cash dividends				(9,092)			(150)	(9,242)
Comprehensive income (loss)
Net income				24,712			209	24,921	24,712	209	24,921
Foreign currency translation adjustment					(19,822)		(360)	(20,182)	(19,822)	(360)	(20,182)
Unrealized holding gains (losses) on available-for-sale securities					(1,184)			(1,184)	(1,184)		(1,184)
Pension liability adjustment					106			106	106		106
Total comprehensive income (loss)									3,812	(151)	3,661
Ending balance	23,805	45,421	5,669	309,152	(75,724)	(9,232)	2,228	301,319

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English translation of “KESSAN TANSHIN” originally issued in Japanese

(4) Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the nine months ended December 31, 2010	For the nine months ended December 31, 2011
Net cash provided by operating activities	21,777	3,272
Net cash used in investing activities	(12,926)	(220)
Net cash used in financing activities	(7,622)	(9,966)
Effect of exchange rate changes on cash and cash equivalents	(4,262)	(191)

Net change in cash and cash equivalents	(3,033)	(7,105)
Cash and cash equivalents, beginning of period	62,290	51,833

Cash and cash equivalents, end of period	59,257	44,728

(5) Notes on the assumptions for a going concern: None

(6) Condensed Operating Segment Information

	Yen (millions)
	For the nine months ended December 31, 2010
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated
Sales:
(1) External customers	45,880	86,176	28,978	9,556	33,979	204,569	—	204,569
(2) Inter-segment	36,204	2,393	2,164	70,991	72	111,824	(111,824)	—

Total	82,084	88,569	31,142	80,547	34,051	316,393	(111,824)	204,569

Operating expenses	75,470	77,485	29,378	70,844	28,601	281,778	(110,037)	171,741
Operating income	6,614	11,084	1,764	9,703	5,450	34,615	(1,787)	32,828

	Yen (millions)
	For the nine months ended December 31, 2011
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated
Sales:
(1) External customers	52,227	93,805	28,631	9,974	39,036	223,673	—	223,673
(2) Inter-segment	42,215	2,823	2,595	83,383	327	131,343	(131,343)	—

Total	94,442	96,628	31,226	93,357	39,363	355,016	(131,343)	223,673

Operating expenses	82,162	85,317	29,290	85,020	33,738	315,527	(130,411)	185,116
Operating income	12,280	11,311	1,936	8,337	5,625	39,489	(932)	38,557

(7) Note in case there is any significant change in the shareholders’ equity: None

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English translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPORT DOCUMENTATION (CONSOLIDATED)

1. Consolidated Financial Results and Forecasts

			Yen (millions)
			For the nine months ended December 31, 2010		For the nine months ended December 31, 2011
			(%)		(%)
Net sales			204,569	12.5	223,673	9.3
Domestic			33,423	8.3	38,551	15.3
Overseas			171,146	13.4	185,122	8.2
Operating income			32,828	39.5	38,557	17.5
Income before income taxes			32,401	22.7	36,012	11.1
Net income attributable to Makita Corporation			23,134	36.8	24,712	6.8
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)			167.93		179.47
Number of Employees			11,595		12,477

	Yen (millions)
	For the year ended March 31, 2011		For the six months ended September 30, 2011		For the year ending March 31, 2012 (Forecasts)
	(%)		(%)		(%)
Net sales	272,630	10.9	153,036	14.4	287,000	5.3
Domestic	46,065	7.9	25,263	13.9	52,000	12.9
Overseas	226,565	11.5	127,773	14.5	235,000	3.7
Operating income	41,909	37.9	26,953	23.4	46,500	11.0
Income before income taxes	42,730	27.5	24,514	12.7	44,000	3.0
Net income attributable to Makita Corporation	29,905	34.4	17,104	13.1	30,000	0.3
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)	217.08		124.16		219.54
Number of Employees	12,054		12,177		—

Notes:

1.

The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income attributable to Makita Corporation against the corresponding period of the previous year.

2.	Please refer to “Qualitative Information on Consolidated Financial Performance Forecasts” on page 4.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Region

	Yen (millions)
	For the nine months ended December 31, 2010		For the nine months ended December 31, 2011		For the year ended March 31, 2011		For the six months ended September 30, 2011
	(%)		(%)		(%)		(%)
Japan	33,423	8.3	38,551	15.3	46,065	7.9	25,263	13.9
Europe	86,479	7.8	93,666	8.3	115,977	6.3	64,604	13.3
North America	28,773	7.3	28,189	(2.0)	37,111	7.5	19,822	7.3
Asia	17,753	37.7	19,813	11.6	23,073	25.6	14,136	24.1
Other regions	38,141	23.1	43,454	13.9	50,404	22.5	29,211	18.1
Central and South America	15,171	28.3	18,117	19.4	20,295	33.3	12,618	31.1
Oceania	11,969	19.1	14,039	17.3	15,383	17.3	9,586	21.5
The Middle East and Africa	11,001	20.6	11,298	2.7	14,726	15.1	7,007	(3.0)
Total	204,569	12.5	223,673	9.3	272,630	10.9	153,036	14.4
Note:

The table above sets forth Makita’s consolidated net sales by region based on the customer’s location for the periods presented. Accordingly, it differs from operating segment information on page 9. The table above shows the changes in the percentage ratio of Net sales against the corresponding period of the previous year.

3. Exchange Rates

	Yen
	For the nine months ended December 31, 2010	For the nine months ended December 31, 2011	For the year ended March 31, 2011	For the six months ended September 30, 2011	For the year ending March 31, 2012 (Forecasts)
Yen/U.S. Dollar	86.84	78.96	85.73	79.74	78
Yen/Euro	113.27	110.60	113.12	113.72	107
Note:	The above forecasts are based on the assumption of exchange rates of 76 yen to the U.S. dollar and 95 yen to the euro for the three months period ending March 31, 2012.

4. Production Ratio (unit basis)

		For the nine months ended December 31, 2010	For the nine months ended December 31, 2011	For the year ended March 31, 2011	For the six months ended September 30, 2011
		Composition ratio	Composition ratio	Composition ratio	Composition ratio
Domestic		15.1%	12.5%	14.5%	12.6%
Overseas		84.9%	87.5%	85.5%	87.4%

5. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost
	Yen (millions)
	For the nine months ended December 31, 2010	For the nine months ended December 31, 2011	For the year ended March 31, 2011	For the six months ended September 30, 2011	For the year ending March 31, 2012 (Forecasts)
Capital expenditures	7,769	10,406	9,742	5,820	13,000
Depreciation and amortization	5,615	5,264	7,557	3,474	7,500
R&D cost	5,425	6,101	7,283	3,978	8,500

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English translation of “KESSAN TANSHIN” originally issued in Japanese